March 17, 2026

Gerard H. Sweeney
President and Chief Executive Officer
BRANDYWINE REALTY TRUST
2929 Arch Street, Suite 1800
Philadelphia, Pennsylvania 19104

Gerard H. Sweeney
President and Chief Executive Officer
BRANDYWINE OPERATING PARTNERSHIP, L.P.
2929 Arch Street, Suite 1800
Philadelphia, Pennsylvania 19104

       Re: BRANDYWINE REALTY TRUST
           BRANDYWINE OPERATING PARTNERSHIP, L.P.
           Registration Statement on Form S-3
           Filed March 10, 2026
           File No. 333-294182
Dear Gerard H. Sweeney and Gerard H. Sweeney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction